UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. _________)*

                       FHP International Corporation
                      ______________________________
                             (Name of Issuer)

                               Common Stock
              _______________________________________________
                      (Title of Class of Securities)


                                302426 10 1
                              (CUSIP Number)

Jack R. Anderson, 14755 Preston Road, Suite 515, Dallas, TX 75240
_________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             October 21, 1994
                       _____________________________
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

CUSIP No. 302426 10 1         13D                 Page 2 of 7 pages



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 302426 10 1         13D                 Page 3 of 7 pages

1.  NAME OF PERSON
    Jack R. Anderson

2.  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*  (a) [  ]
                    (b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
      OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e).   [  ]
       N/A

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
       United States of America

                       7.  SOLE VOTING POWER
                           423,356 shares of Common Stock and an
                           estimated 1,137,463 shares of Common
                           Stock issuable upon conversion of
                           Series A Cumulative Convertible
                           Preferred Stock

NUMBER OF SHARES       8.  SHARED VOTING POWER
BENEFICIALLY OWNED BY      137,202 shares of Common Stock and
EACH REPORTING PERSON      an estimated 368,823 shares of
WITH                       Common Stock issuable upon conversion
                           of Series A Cumulative Convertible
                           Preferred Stock owned by Mr.
                           Anderson's wife; 90,000 shares of
                           Common Stock and an estimated 361,290
                           shares of Common Stock issuable upon
                           conversion of Series A Cumulative
                           Convertible Preferred Stock owned
                           by a charitable foundation of which
                           Mr. Anderson is a member of the
                           board of directors.  Mr. Anderson
                           disclaims beneficial ownership
                           of all shares owned by his wife and
                           the charitable foundation.

                       9.  SOLE DISPOSITIVE POWER
                           423,356 shares of Common Stock and an
                           estimated 1,137,463 shares of Common
                           Stock issuable upon conversion of
                           Series A Cumulative Convertible
                           Preferred Stock

CUSIP No. 302426 10 1         13D                 Page 4 of 7 pages

                      10.  SHARED DISPOSITIVE POWER
                           137,202 shares of Common Stock and
                           an estimated 368,823 shares of
                           Common Stock issuable upon conversion
                           of Series A Cumulative Convertible
                           Preferred Stock owned by Mr.
                           Anderson's wife; 90,000 shares of
                           Common Stock and an estimated 361,290
                           shares of Common Stock issuable upon
                           conversion of Series A Cumulative
                           Convertible Preferred Stock owned
                           by a charitable foundation of which
                           Mr. Anderson is a member of the
                           board of directors.  Mr. Anderson
                           disclaims beneficial ownership
                           of all shares owned by his wife and
                           the charitable foundation.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,558 shares of Common Stock and an estimated 1,867,576 shares of Common Stock issuable upon conversion of Series A Cumulative Convertible Preferred Stock. Mr. Anderson disclaims beneficial ownership of 227,202 and 730,113 of such shares, respectively, as set forth in rows 8 and 10.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*    [X]
     Excludes 271,200 shares of Common Stock and 729,032 shares of Common Stock issuable upon conversion of Series A Cumulative Convertible Preferred Stock held by two trusts of which relatives of Mr. Anderson are beneficiaries.
     Mr. Anderson disclaims beneficial ownership of such shares.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.22% based on issuer's Form 10-K for the fiscal year ended June 30, 1994

14.  TYPE OF REPORTING PERSON*
         Individual

                 *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 302426 10 1          13D               Page 5 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

     Title of class of equity securities:  Common Stock
     Name and address of the principal executive offices of the issuer:

             FHP International Corporation
             9900 Talbert Avenue
             Fountain Valley, California  92708

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name:  Jack R. Anderson
     (b)  Business address:  14755 Preston Road, Suite 515,
                             Dallas, Texas  75240
     (c)  Present principal occupation:  President,
                                         Calver Corporation
     (d)  Criminal convictions in the last five years:  None
     (e) Civil securities violations in the last five years: None
     (f)  Citizenship:  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Shares of Common Stock of TakeCare, Inc.  See Item 5.

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Anderson acquired the shares of Common Stock and Series A Cumulative Convertible Preferred Stock as an investment and may from time to time acquire or dispose of additional shares through open market and privately negotiated transactions depending on existing market and economic conditions. Mr. Anderson intends to review his investment in the issuer on a continuing basis and, depending on the price and availability of shares, subsequent developments affecting the issuer, the issuer's business and prospects, other investment and business opportunities available to Mr. Anderson, and other factors considered relevant, may decide to increase or decrease the size of his investment in the issuer.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

      The aggregate number and percentage of the class of securities beneficially owned by Mr. Anderson is indicated in rows 7-10 of this Schedule. Mr. Anderson acquired such securities in exchange for shares of common stock of TakeCare, Inc. as a result of the June 17, 1994 merger of TakeCare with and into a subsidiary of the issuer in which the holders of TakeCare common stock received .48 shares of Common Stock and 1.6 shares of Series A Cumulative Convertible Preferred Stock of

CUSIP No. 302426 10 1         13D                 Page 6 of 7 pa

      the issuer in exchange for each share of TakeCare common stock held by them at the Effective Time of the merger. The Series A Cumulative Convertible Preferred Stock is convertible into Common Stock beginning December 20, 1994. Accordingly, pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, Mr. Anderson may be deemed the beneficial owner of Common Stock issuable upon such conversion of the Series A Cumulative Convertible Preferred Stock of which he may be deemed the beneficial owner.

ITEM 6.  CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the merger described in Item 5, Mr. Anderson and his wife entered into an agreement with the issuer pursuant to which they agreed that neither they nor their affiliates or family members would become a participant in a solicitation in opposition to the recommendation of the Board of Directors of the issuer with respect to any matter subjected to a vote or written consent of its stockholders. They also agreed that they would not join any group or otherwise act in concert with any other person for the purpose of affecting control of the issuer, or acquiring, holding, voting or disposing of voting securities of the issuer and that neither they nor such affiliates would publicly propose any merger, share repurchase, asset sale, reverse stock split or other extraordinary transaction with, or a change in control of, the issuer or any of its subsidiaries, unless such proposed transaction has been approved by the Board of Directors of the issuer. The agreement terminates at the earliest of (i) the date on which Mr. Anderson and his wife collectively no longer own, beneficially or of record, voting securities of the issuer entitling the holder to cast three percent or more of the votes eligible to be cast in the election of directors of the issuer, (ii) March 3, 1999, or
     (iii) the first anniversary of the date on which all of the Series A Cumulative Convertible Preferred Stock of the issuer held, beneficially or of record, by Mr. Anderson and his wife, is converted into Common Stock of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Letter agreement dated March 3, 1994 among Jack R.
      Anderson, Rose-Marie Anderson, and FHP International
      Corporation.

CUSIP No. 302426 10 1         13D                 Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                  By:  /s/ JACK R. ANDERSON
                       ____________________
                       JACK R. ANDERSON

DATE:  October 31, 1994